KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER

PARTNER

PHONE   212-715-9429

FAX   212-715-8000

TMOLNER@KRAMERLEVIN.COM

November 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

Amendment No. 1 to Form S-1

Filed November 16, 2009

File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic”), we provide the Company’s responses to the letter dated November 25, 2009 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Registration Statement

General

1.              Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000   WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

Baltic will continue to consider these requirements.

Prospectus

Overview, page 1

2.              We note your response to our prior comment 5; however, refer to the second sentence of the second paragraph under this heading. Revise to provide support for your statement that your Manager and its affiliates have “considerable” expertise and experience or delete.

The disclosure has been revised in response to this comment to delete “considerable”.  Please see page 1 of the Registration Statement.

Strengths and Foundations of Our Business, page 2

3.              We note your response to our prior comment 9 and reissue. Please revise the bullet points here and beginning on page 67 to clarify that your intentions and expectations are speculative. For example, although you may intend to maintain an efficient management structure and expect to benefit from Genco’s strong relationship, these are merely statements of your aspirations and should not convey the impression that you have existing strengths. Please revise each bullet for clarity.

The disclosure has been revised in response to this comment.  Please see pages 2, 3, 67, and 68 of the Registration Statement.

Business Strategy, page 3

4.              We note that in response to our prior comment 12, you revised the third bullet to discuss your plans for equity financing. Please provide additional disclosure to explain why your strategy of deploying vessels in the spot market, which is susceptible to cyclicality and volatility, is consistent with maintaining a strong balance sheet. In light of recent fluctuations in spot charter rates, discuss why you believe the spot market, rather than the long-term fixed rate time charter market, for example, will be more effective in maintaining a consistently strong balance sheet. Revise your disclosure on page 68 for consistency.

The disclosure has been revised in response to this comment to clarify the risks of volatility of the spot market compared to the time charter market and to note that Baltic’s strategy of primarily equity financing is meant to protect against some of this risk.  Please see pages 3, 4, 68, and 69 of the Registration Statement.

5.              We note your response to our prior comment 13; however, we suggest adding disclosure here and on page 68 to discuss your beliefs regarding the benefits of employing spot market charters, in addition to your plan to utilize equity financing, in the event that the current world economic slump continues or if the US dollar continues to decline.

The disclosure has been revised in response to this comment as discussed in the response to comment 4 above.  Please see pages 3, 4, 68, and 69 of the Registration Statement.

Management, page 80

6.              We note your response to our prior comment 27; however, revise to provide support for your statement that Genco has a “high quality” operating fleet or state as a belief.

The disclosure has been revised in response to this comment to delete “high quality”.  Please see page 81 of the Registration Statement.

Board of Directors and Committees, page 82

7.              We note your response to our prior comment 28; however, please revise your disclosure here to provide the names of the independent directors who will be in office prior to the closing of the offering and the definition used for determining independence. Also, if known, disclose the number of additional board members, including independent board members, which your initial board anticipates appointing upon the listing of your common stock on the NYSE.

The disclosure has been revised in response to this comment.  Please see pages 82 and 83 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 93

8.              We note your response to our prior comment 31; however, please revise to provide the date of the information relating to Genco’s current beneficial ownership of your common stock. Also, refer to the last sentence of footnote 3. Please provide a correct cross-reference or revise to discuss the share ownership and related pecuniary interests of Messrs. North, Kramer, Polzin, Kaplan and Buchanan here.

The disclosure has been revised in response to this comment.  Please see page 93 of the Registration Statement.

9.              Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company has noted the Staff’s comment.  A currently dated accountants’ consent is being filed with the Amendment in response to this comment.

Baltic anticipates entering into an agreement in the near future for the purchase of one or more drybulk vessels.  The disclosure for this that would appear in the Registration Statement would be in substantially the following form:

On [date], we entered into an agreement with [seller name] under which we are to purchase [number] drybulk vessels for an aggregate price of approximately $                  .  The purchases are subject to the completion of this offering as well as customary additional documentation and closing conditions.  We expect the vessels to be delivered between                      and                     .  We intend to finance these vessels using proceeds from this offering as well as from the sale of shares of our Class B Stock to Genco.  Simultaneously with our execution of this agreement, we paid a deposit of $                 to [seller name] using funds advanced by Genco, which will be credited towards the purchase price for our Class B Stock.  The following table sets forth additional information about the vessel we have agreed to purchase:

Vessel	New Name	DWT (1)	Shipyard	Date Built	Expected Delivery (2)

Total

(1) Dead weight tons.

(2) Delivery dates are estimates based on guidance received from the sellers.

We also wish to illustrate how disclosure of ownership of Baltic’s capital stock would appear in the Registration Statement based on the following assumed amounts.  The actual amounts have yet to be determined:

•                  a minimum offering price per share of Common Stock of $15.00

•                  a maximum underwriting discount of $1.00 per share of Common Stock

•                  a resulting price per share of Class B Stock of $14.00 (the amount in the first bullet point above minus the amount in the second bullet point above)

•                  completion of an offering of 133,333,333 shares of Common Stock at a price to the public of $15.00 per share

Based on the assumed amounts above, the table set forth in “Security Ownership of Certain Beneficial Owners and Management” would appear as follows:

		Percentage of		Percentage of
	Common	Common	Class B	Class B
	Stock to be	Stock to be	Stock to be	Stock to be
	Beneficially	Beneficially	Beneficially	Beneficially
Name and Address of Beneficial Owner(1)	Owned	Owned	Owned	Owned

Genco Shipping & Trading Limited(2)	—	—	5,357,143	100%
Peter C. Georgiopoulos(2)(3)	—	—	5,357,143	100%
John C. Wobensmith(2)(3)	—	—	5,357,143	100%
Basil G. Mavroleon(2)(3)	—	—	5,357,143	100%
Harry A. Perrin(2)(3)	—	—	5,357,143	100%
Edward Terino	—	—	5,357,143	100%
George Wood	—	—	5,357,143	100%
Robert Gerald Buchanan(3)	—	—	5,357,143	100%
Rear Admiral Robert C. North, USCG (ret.) (2)(3)	—	—	5,357,143	100%
Nathaniel C.A. Kramer (2)(3)	—	—	5,357,143	100%
Mark F. Polzin (2)(3)	—	—	5,357,143	100%
Stephen A. Kaplan (2)(3)	—	—	5,357,143	100%
FMR LLC(2)(4)	—	—	5,357,143	100%
All directors and officers as a group (6 persons) (2)(3)	—	—	5,357,143	100%

*	Less than 1.0%
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Genco Shipping & Trading Limited, 299 Park Avenue, 20th Floor, New York, NY 10171.

(2)	Shares of Class B Stock reported consist solely of shares beneficially owned by Genco through its wholly-owned subsidiary, Genco Investments LLC.

(3)

Messrs. Georgiopoulos, Mavroleon, and Perrin, each of whom will be our directors upon completion of this offering, are also directors of Genco. Mr. Wobensmith, our President and Chief Financial Officer, is also Chief Financial Officer of Genco. Messrs. North, Kramer, Polzin, and Kaplan are directors of Genco, while Mr. Buchanan is President of Genco. To the extent any of our directors or officers or any directors or officers of Genco participate in the process to vote or dispose of shares of our Class B Stock held by Genco, each of them may be deemed under certain circumstances to beneficially own those shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended. However, each of the directors and officers of us and Genco disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The pecuniary interest of the directors and officers of Genco in any Class B Stock held by Genco derives solely from their ownership of the common stock of Genco, of which Mr. Georgiopoulos owns 13.29% and the remaining directors and officers own less than 1% each as of                                      , 2009.

(4)

Based on the Schedule 13G/A filed jointly on February 17, 2009 by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company (“Fidelity”), each of whose address is 82 Devonshire Street, Boston, MA 02109, FMR LLC may be deemed the beneficial owner of greater than 5% of the common stock of Genco and may therefore be deemed to beneficially own the shares of Class B Stock beneficially owned by Genco.  As reported in such Schedule 13G/A, Fidelity, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 with the same address as FMR LLC, is the beneficial owner of 1,764,609 shares of the Genco’s outstanding common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.  Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, own 49% of the voting power of FMR LLC.  Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC with an address of 53 State Street, Boston, Massachusetts, 02109 and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 105,000 shares of Genco’s outstanding common stock as a result of its serving as investment manager of institutional accounts owning such shares.  FIL Limited, formerly known as Fidelity International Limited (“FIL”), with an address of Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors.  FIL is the beneficial owner of 21,100 shares of the Genco’s outstanding common stock.  Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock.  FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.  However, FMR made a filing on Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:           Mr. John C. Wobensmith

Enclosures:           One clean copy of the Registration Statement

Two marked copies of the Registration Statement